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                               November 4, 2020

       Mireille Samson
       Chief Executive Officer
       Advanced Bio-Oil Technologies Ltd.
       999 18th Street, Suite 3000
       Denver, CO 80202

                                                        Re: Advanced Bio-Oil
Technologies Ltd.
                                                            Post-qualification
Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 15,
2020
                                                            File No. 024-10700

       Dear Ms. Samson:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 4

       Item 5. Plan of Distribution and Selling Securityholders, page 33

   1.                                                   We reissue comment 3.
Identify the crowdfunder site you intend to use, as required by
                                                        Item 5(c) of Schedule
1-A and revise Item 4 in Part I of Schedule 1-A to disclose the anticipated selling
costs.
       General

   2. We note your response to comment 10, and your revised disclosure to include all the information from the
offering circular to be used on your crowdfunder site in this amendment. The basis
for the projections included on page 48 remains unclear given the obstacles in your path
to generating revenues as disclosed in this offering circular, and the uncertainty of the
amount or timing of any funding you will receive in response to this
 Mireille Samson
Advanced Bio-Oil Technologies Ltd.
November 4, 2020
Page 2
       offer. As noted in our prior comment, "assessments made by management must be objectively reasonable, viewed at the time the determination is made." Securities Act
       Release No. 6835 (May 18, 1989), 54 FR 22427, 22430. See also Item
10(b)(1) of
       Regulation S-K. Revise to provide a full discussion of the reasonable basis for these projections that also addresses the obstacles to generating revenues and the uncertainty of funding, or alternatively to delete the projections.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy at (202) 551-3772 or Mary Mast at (202) 551-3613 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameMireille Samson
                                                             Division of
Corporation Finance
Comapany NameAdvanced Bio-Oil Technologies Ltd.
                                                             Office of Life
Sciences
November 4, 2020 Page 2
cc:       Peter J. Wilke, Esq.
FirstName LastName